Exhibit (c)(4)

December 22, 2002

Board of Directors

Coca-Cola FEMSA, S.A. de C.V.
Rio Amazonas 43
Col. Cuauhtemoc, 06500 Mexico D.F., Mexico

Members of the Board:

      We understand that Panamerican Beverages, Inc. (the “Company”), Coca-Cola FEMSA, S.A. de C.V. (the “Buyer”) and Midtown Sub, Inc., a wholly owned subsidiary of Buyer (“Acquisition Sub”), have entered into an Agreement of Merger, dated December 22, 2002 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of the Acquisition Sub with and into the Company. Pursuant to the Merger, the separate existence of Acquisition Sub will cease and the Company will continue as the surviving corporation. In addition, each outstanding share of (i) the non-voting Class A Common Stock of the Company, U.S.$.01 par value (“Company Class A Stock”), will convert into U.S.$22.00 in cash and (ii) the voting Class B Common Stock of the Company, U.S.$.01 par value (“Company Class B Stock”), will convert into U.S.$38.00 in cash, except that, pursuant to that certain Stockholders Agreement among the Buyer, Acquisition Sub, the Company, The Coca-Cola Export Corporation and Atlantic Industries, indirect wholly-owned subsidiaries of The Coca-Cola Company (“TCCC”), TCCC and Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”), dated December 22, 2002 (the “Shareholders Agreement”), each issued and outstanding share of the Company Class A Stock and Company Class B Stock that is held directly or indirectly by TCCC will not be converted as described above. Instead, such stock will first be exchanged by the Company on a one-for-one ratio for one share of Class D Preferred Stock of the Company, U.S.$.01 par value (“Company Class D Stock”). Pursuant to the Merger Agreement, the Company Class C Preferred Stock of the Company, U.S.$.01 par value (the “Company Class C Stock”), and the Company Class D Stock, all of which is held directly or indirectly by TCCC, will convert into promissory notes of the Buyer with an aggregate principal amount equal to U.S.$673,765,224 (the “Promissory Notes”). The Merger Agreement provides that following the effective time of the Merger, upon surrender of the Promissory Notes by TCCC to the Buyer, TCCC shall receive 304,045,678 Series D Shares of Buyer, no par value (“Buyer Series D Shares”). In addition, the Merger Agreement provides for certain payments to holders of Company stock options and restricted stock. As used herein, “Aggregate Consideration” shall be the sum of (a) U.S.$22 multiplied by the number of shares of Company Class A Stock referred to in clause (i) above; (b) U.S.$38 multiplied by the number of shares of Company Class B Stock referred to in clause (ii) above; (c) the principal amount of the Promissory Notes (which will be exchanged for Series D Stock of the Buyer as described above); and (d) the amount of the payments to be made to holders of Company stock options and restricted stock pursuant to the Merger Agreement. The foregoing description of the Merger does not apply to shares of the Company held in treasury or owned by Buyer or any subsidiary of Buyer or Acquisition Sub. The terms and conditions of the Merger are more fully set forth in the Merger Agreement and Shareholders Agreement.

      You have asked for our opinion as to whether the Aggregate Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

      For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other information of the Company and the Buyer, respectively;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(iii)	reviewed certain financial projections prepared by the management of the Company;

(iv)	discussed the past and current operations and financial condition and the prospects of the Company, including reviewing the outstanding debt obligations of the Company that will remain as debt obligations of the Company after the Merger, with senior executives of the Company;

(v)	analyzed certain internal financial statements and other financial operating data concerning the Buyer prepared by the management of the Buyer;

(vi)	reviewed certain financial projections on the Buyer and the Company prepared by the management of the Buyer;

(vii)	discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

(viii)	reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, consolidated capitalization and financial ratios;

(ix)	reviewed the reported prices and trading activity for the Company Class A Common Stock;

(x)	reviewed the reported prices and trading activity for the New York Stock Exchange-listed American Depositary Shares, each representing 10 Series L Shares, no par value of the Buyer (the “ADS Shares”);

(xi)	compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Class A Stock, the ADS Shares and certain other comparable publicly-traded companies and their securities;

(xii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(xiii)	participated in discussions and negotiations among representatives of the Company, the Buyer and FEMSA, and their respective financial and legal advisors;

(xiv)	reviewed the Merger Agreement, the Shareholders Agreement, and certain related documents; and

(xv)	considered such other factors and performed such other analyses as we have deemed appropriate.

      We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without material modification or waiver. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

      We have acted as financial advisor to the Board of Directors of the Buyer in connection with the Merger and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates (“Morgan Stanley”) have provided (i) financing services to the Company unrelated to the Merger, (ii) financial advisory and financing services for the Buyer and its parent, FEMSA, and have received fees from the Buyer and FEMSA for the rendering of such services; (iii) financial advisory services to TCCC, unrelated to the Merger, including in connection with its original acquisition of shares of the Buyer; and (iv) financial advisory services to certain shareholders of the Company, unrelated to the Merger. Morgan Stanley may in the future seek to provide financial advisory and financing services for any of the aforementioned parties. In connection with the financing of the Merger, Morgan Stanley may provide a bridge loan to the Buyer and may provide professional services in connection with the permanent financing for the Merger, and in such event will receive fees for the rendering of these services.

      It is understood that this letter is for the information of the Board of Directors of the Buyer only and, except for the inclusion of this letter in its entirety in the Proxy Statement (as defined in the Merger Agreement), may not be used for any other purpose without our prior written consent. This opinion does not in any manner address the prices as which the Buyer Series D Shares may trade at any time or whether a market will exist for such shares.

      Based on the foregoing, we are of the opinion on the date hereof that the Aggregate Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ IAN REID Name: Ian Reid Title: Managing Director